Filed by Permian Resources Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Earthstone Energy, Inc.

Commission File No.: 001-35049

The following email was sent to Permian Resources’ employees on September 5, 2023:

Subject: Earthstone Acquisition Update

PR Team,

I hope everyone had a great Labor Day weekend! Now that we’re back, we would like to provide an update regarding PR’s pending acquisition of Earthstone Energy, Inc (Earthstone). Since announcing the transaction on August 21, 2023, we have been working toward making the required regulatory filings, and we are pleased to let you know that we are on track to have those completed today.

As we take the necessary steps toward acquiring Earthstone, it is important for us to remain focused on the day-to-day operations of our business and to continue operating as separate, independent companies until closing (which is anticipated towards the end of the year).

We know all of you are eager to learn more about the Earthstone team and how the integration process will work. We have hired BCG (The Boston Consulting Group) to serve as our strategic integration consultant, and we have decided that Geoff Vernon, Earthstone’s VP of Reservoir Engineering, and I will serve as the integration leads from each Company. By the end of this week, we plan to have a full integration team in place so we can officially kick off the process. This team will serve as the official medium for integration planning between now and closing. Until then, we ask that you refrain from reaching out to Earthstone employees outside the normal course of business.

Should you have questions, please consult the attached FAQ compiled from the recent townhall sessions. Additionally, feel free to direct further questions to HR@permianres.com. We are committed to keeping you updated as new information emerges and decisions are made.

We thank you for all that you do, and we look forward to continuing to build the best Permian business we can together.

Thanks,

Robert

The following was included as an attachment to the foregoing email:

Frequently asked questions (internal):

1. What was announced? Permian Resources is set to acquire Earthstone in an all-stock transaction valued at approximately $4.5 billion, inclusive of Earthstone’s net debt. The transaction strengthens Permian Resources’ position as a leading Delaware Basin independent E&P with over 400,000 Permian net acres, pro forma production of approximately 300,000 Boe/d and an enhanced free cash flow profile to increase returns to shareholders.

2. What does this acquisition mean for Permian Resources? The acquisition of Earthstone represents a compelling value proposition for PR shareholders and strengthens PR’s position as a premier independent E&P in the Delaware Basin. Earthstone’s Northern Delaware position brings high-quality acreage with core inventory that immediately competes for capital within PR’s portfolio. Additionally, we have estimated annual synergies of ~$175 MM.

3. How are we going to pay for the transaction? What is the impact to PR’s financial position? The acquisition is an all-stock transaction, utilizing Permian Resources’ attractive equity currency while protecting our balance sheet. The pro forma combined enterprise is valued at ~$14 Bn with a market capitalization of ~$10 Bn as of the announcement date.

4. Who is Earthstone Energy? Earthstone Energy is an independent oil and gas exploration and production company with a high-quality portfolio of crude oil and natural gas assets in the Midland and Delaware Basin. The company is headquartered in The Woodlands, Texas, with over 240 employees and roughly 130,000 Boe/d of production as of Q2 ‘23.

5. How will we integrate Earthstone Energy into Permian Resources? What will the go-forward company look like? We have hired Boston Consulting Group to support the integration of both companies and are in the process of forming an integration team with representatives from both Permian Resources and Earthstone Energy. The joint team will be co-led by Robert Shannon, Permian Resources’ EVP of Corporate Services, and Geoff Vernon, Earthstone’s VP of Reservoir Engineering and Asset Development. You can expect frequent communications from the integration team as their work progresses.

6. Can I proactively reach out to my Earthstone colleague to discuss the transaction and integration? All conversations and data requests between Permian Resources and Earthstone should be coordinated through the Integration leads, Robert Shannon, Permian Resources’ EVP of Corporate Services, and Geoff Vernon, Earthstone’s VP of Reservoir Engineering and Asset Development

7. Will there be changes to Permian Resources Management? Upon closing, the combined company will continue to be led by James Walter and Will Hickey as Co-Chief Executive Officers.

8. When will the transaction be completed? We expect the transaction to close in the fourth quarter of 2023. Until then, it is business as usual, and both companies will continue to operate as separate, independent companies.

9. What is the impact to the Midland and Denver office space? Will we now have a Woodlands office? Until the transaction closes, both companies will continue to operate as separate, independent companies and maintain their current office space. Headquarters for the combined company will remain in Midland, TX. We are still in the early stages of the integration process and are thoughtfully evaluating our location strategy.

10. Will there be job impacts as a result of this transaction? Until the transaction closes, each company will operate as separate, independent companies, with no change to jobs/roles, salaries, and benefits beyond the normal course of business. Following the transaction, our goal is to safely and effectively establish an integrated organization. Staffing decisions will be based on a thoughtful review of the capabilities and skills needed to achieve the go-forward objectives.

11. How will this affect Permian Resources culture? Until the transaction closes, we will continue to conduct all our business following our Permian Resources principles and values, adopting best practices as we learn and evolve as an organization.

***Data in questions 1-3 can be found in the press release distributed by PR on Monday, August 21, 2023

12. What should I do if I am approached regarding the transaction? Consistent with our acceptable social media use policy in the employee handbook, all inquiries from the media relating in any matter to the company should be referred to Investor Relations at IR@Permianres.com.

13. Who should I contact if I have additional questions? As we continue through the integration process, please submit any questions you may have to HR@Permianres.com.

***Data in questions 1-3 can be found in the press release distributed by PR on Monday, August 21, 2023

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Permian Resources and Earthstone expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “strive,” “allow,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Permian Resources and Earthstone pursuant to the Merger Agreement (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Permian Resources may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Earthstone may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Permian Resources’ common stock or Earthstone’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Permian Resources and Earthstone to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Permian Resources’ and Earthstone’s control, including those detailed in Permian Resources’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://permianres.com and on the Securities Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and those detailed in Earthstone’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.earthstoneenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Permian Resources and Earthstone believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Permian Resources and Earthstone undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to the Transaction between Permian Resources and Earthstone. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Permian Resources will file with the SEC, a registration statement on Form S-4 (the “Registration Statement”), that will include a joint proxy statement of Permian Resources and Earthstone and a prospectus of Permian Resources (the “Joint Proxy Statement/Prospectus”). The Transaction will be submitted to Permian Resource’s stockholders and Earthstone’s stockholders for their consideration. Permian Resources and Earthstone may also file other documents with the SEC regarding the Transaction. The definitive Joint Proxy Statement/Prospectus will be sent to the stockholders of Permian Resources and Earthstone. This document is not a substitute for the Registration Statement and Joint Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Permian Resources and Earthstone may file with the SEC or send to stockholders of Permian Resources and Earthstone in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF Permian Resources and Earthstone ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PERMIAN RESOURCES AND EARTHSTONE, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Permian Resources and Earthstone through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Permian Resources will be made available free of charge on Permian Resources’ website at https://www.permianres.com under the “Investor Relations” tab or by directing a request to Investor Relations, Permian Resources Corporation, 300 N. Marienfeld Street, Suite 1000, Midland, TX 79701, Tel. No. (432) 695-4222. Copies of documents filed with the SEC by Earthstone will be made available free of charge on Earthstone’s website at https://www.earthstoneenergy.com, under the “Investors” tab, or by directing a request to Investor Relations, Earthstone Energy, Inc., 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX 77380, Tel. No. (281) 298-4246.

Participants in the Solicitation

Permian Resources, Earthstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Permian Resources’ executive officers and directors is contained in the proxy statement for Permian Resources’ 2023 Annual Meeting of Stockholders filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Permian Resources’ website at https://permianres.com. Information regarding Earthstone’s directors and executive officers is contained in the proxy statement for Earthstone’s 2023 Annual Meeting of Stockholders filed with the SEC on April 27, 2023, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Earthstone’s website at https://www.earthstoneenergy.com.

Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Stockholders of Permian Resources and Earthstone, potential investors and other readers should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.